ALLIED AMERICAN STEEL CORP.
600 Grant Street
Suite 660
Pittsburgh, PA 15219

November 15, 2011

VIA EDGAR

U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:	Sonia Gupta Barros or Stacie Gorman
Division of Corporation Finance

Re:	Allied American Steel Corp. (f/k/a Royal Union Holding Corporation)
Form 10-K for the fiscal year ended December 31, 2010
Filed April 15, 2011
File No. 000-53485

Ladies and Gentlemen:

On behalf of Allied American Steel Corp., a Nevada corporation (the “Company,” “we,” “us”, or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated November 1, 2011 (the “Comment Letter”), addressed to Jes Black, President of the Company, principally relating to the above-captioned Annual Report on Form 10-K filed by the Company.  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

General

1.
We note your disclosure on page 3 of the Form 10-K that you were a shell company as of December 31, 2010. We also note your disclosure on page 7 of the Form 10-Q filed May 23, 2011, disclosing that you continued to be a shell company. Please tell us the individuals to whom shares were issued during the time period that you have been a shell company.

Current management of the Company took office effective March 1, 2011. Accordingly, responses pertaining to prior periods to March 1, 2011 are based principally upon review of documents, including these contained in SEC filings. Notwithstanding the foregoing, the Company believes its responses under this Item to be accurate. All references to share issuances prior to May 19, 2011 give retroactive effect to an 18:1 forward stock split which took effect on May 19, 2011.

•	On February 12, 2006 the Company issued 180,000,000 shares of common stock to its founder and sole executive officer, Shawn Wright.

•
During the quarter ended September 30, 2008 the Company issued an aggregate of 40,050,000 shares of common stock to 24 persons in connection with sales made pursuant to the Company’s Registration Statement on Form SB-2. We do not have the names of the purchasers.

•
Effective March 1, 2011, the Company issued 72,000,000 shares of common stock to Jes Black pursuant to his Employment Agreement of the same date (68,000,000 of these shares were cancelled effective June 1, 2011).

•	Effective May 27, 2011 the Company issued 15,075,175 shares of common stock to North American Iron Ore, Inc. under a May 27, 2011 Assignment Agreement.

•	On June 1, 2011 the Company issued 133,282 shares of common stock to North American Iron Ore, Inc. under a Securities Purchase Agreement.

•	On June 1, 2011 the Company issued shares of common stock to Richard Tschauder (25,000 shares) and Erik Ostenoe (25,000 shares) under Consulting Agreements.

•	On June 20, 2011 the Company issued 759,894 shares of common stock to North American Iron Ore, Inc. under a Securities Purchase Agreement.

•	On June 22, 2011 the Company issued shares of common stock to David Dunn (25,000 shares) and Stewart Jackson (50,000 shares) under Consulting Agreements.

2.
We note your disclosure on page 7 of the Form 10-Q filed August 22, 2011, that you believe you are no longer a shell company. Please provide a detailed legal analysis as to why you should no longer be considered a shell company. For reference, see the definition of a shell company in Rule 12b-2 of the Exchange Act.

Rule 12b-2 of the Exchange Act defines a shell company as a registrant that has (1) no or nominal operations; and (2) either (i) no or nominal assets; (ii) assets consisting of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

We believe that we were no longer a shell company upon entering into the May 27, 2011 Assignment and Sale Agreement (the “Assignment Agreement”) with North American Iron Ore, Inc. (“North American”), a Nevis corporation, and Camamara Energy Corporation (“Camamara”), a British Columbia corporation because at such time our operations were no longer nominal. Pursuant to the Assignment Agreement, we became a company dedicated to the exploration and development of mineral prospects. Under the Assignment Agreement, we have the right to acquire up to a 60% undivided interest in certain mineral claims on a property (the “Lake Touladi Property” or the “Property”) located in Lyonne Township, Roberval County in the Province of Quebec and succeeded to the rights of North American under a May 7, 2010 agreement between North American and Camamara. To exercise the option, North American had to pay Camamara an aggregate of CDN $2,150,000 on or prior to May 7, 2012, CDN $601,654 (approximately US $603,007 at the time of payment) of which had been paid by North American to Camamara at the time of the Assignment Agreement. Pursuant to the Assignment Agreement, we issued to North American 15,075,175 shares of our common stock valued at US$603,007.

The option which is the subject of the Assignment Agreement is not a passive option in that it requires us, as optionee, to incur expenditures on the Property in the amount of CDN $1,548,346 (approximately US $1,599,000 based on the conversion rate in effect on June 1, 2011) on or before May 7, 2012. Such expenditures include all sums spent on prospecting, exploring, surveying, sampling, drilling, developing, dewatering, assaying, testing and constructing the Property together with sums spent on equipment, supplies, buildings and salaries of persons directly engaged in the aforementioned activities. During the option period we are also required to maintain the Property in good standing.

Prior to entering into the Assignment Agreement, we developed a business plan to operate as a mineral exploration and development company and in furtherance thereof, on April 28, 2011 we changed our name from Royal Union Holding Corporation to Allied American Steel Corp. It was not until entering into the Assignment Agreement, however, that we believed that our operations were sufficiently advanced to be viewed as no longer being a shell company.

In furtherance of our operations as a mineral exploration and development company, on June 1, 2011 we entered into Consulting Services Agreements with Richard Tschauder, Erik Ostensoe, and Michael Boily under which Messrs. Tschauder, Ostenoe and Boily are serving as our Senior Geologist, Senior Exploration Advisor and as a General Advisor, respectively. On June 22, 2011 we entered into Consulting Services Agreements with David Dunn and Stewart Jackson under which Messrs. Dunn and Jackson are serving as General Advisors. Each of Messrs. Tschauder, Ostenoe, Boily, Dunn and Jackson have extensive experience in the mining industry.

During July 2011 we completed Phase I of our initial Prospecting Program at a cost of approximately $31,500 under which we located mineral outcrops on the Lake Touladi Property, estimated the size of mineralized zones, identified prospect targets and hired clearers to establish access to the Property.

In August 2011 we retained Multi-Resources Boreal, a Quebec corporation (“MRB”) providing mineral exploration services, to verify the presence of iron bearing rock on the Lake Touladi Property. A total of 43 one meter channel samples were taken at 18 separate outcrops and the samples were assayed at AGAT Laboratories in Mississauga, Ontario.

During August 2011 we completed Part A of Phase II of our Exploration Program at a cost of approximately $30,400 and under which we cleared outcrops, prepared preliminary access to outcrops and conducted limited channel sampling on the Property.

On October 21, 2011 we entered into a Services Agreement (the “Services Agreement”) with MRB. Under the Services Agreement, MRB will provide us with prospecting, trenching, sampling and other exploration services and manpower with respect to the Lake Touladi Property. MRB is also expected to assist us to implement three planned drilling programs for resource identification in 2012 through 2013. The Services Agreement has an initial term of six months and is subject to automatic extension for successive six month periods. The initial term of the Services Agreement principally relates to Part B of Phase II of our Exploration Program which is expected to run through December 2011 and involves estimated costs of US$200,000. It is intended to establish a baseline and cross section grid, and create detailed geologic mapping of outcrops. It is also intended to provide us with samplings of outcrops, permitting, trenching, building of cross sections, estimates of geologic potential, drill proposals and geologic reports.

Item 1. Business, page 3

3.
We note your disclosure that you were in the business of trying to find a company to merge with and that you had no operations. An article issued December 26, 2009, entitled “Investors miffed at regulators,” indicates that you took over the business of an entity entitled One Cap Mortgage. Please advise what your relationship was with this entity. We may have further comments.

The Company was formed on March 7, 2007 as Zion Nevada Corporation to acquire, develop and manage commercial and residential real estate properties. It never conducted operations in this area. Shawn Wright was the founding shareholder of the Company and served as its sole executive officer and director from inception through September 2, 2009 when he resigned as an executive officer. On September 22, 2009 Heidi Williams was appointed President and Chief Executive Officer of the Company, Tammy Hardcastle was appointed Chief Financial Officer and Secretary, and Michael Hesser was appointed as a Director. Heidi Williams, Tammy Hardcastle and Michael Hesser served in such capacities until February 1, 2011 when they each resigned. It is our understanding that Heidi Williams also served as a vice president of One Cap Mortgage Corp. (“One Cap”) and that Vince Hesser, the son of Michael Hesser, served in a senior management capacity at One Cap Mortgage.

From inception through May 27, 2011 the Company was a shell corporation having at all times nominal operations and nominal assets consisting solely of cash and cash equivalents. It never owned real estate assets, had any revenues, or engaged in any material activities including real estate activities or activities of the type engaged in by One Cap. The Company was not the successor to One Cap and had no relationship with One Cap other than the fact that certain members of its management had affiliations with One Cap.

Notwithstanding the foregoing, the Company was named as an intervenor defendant in an amended complaint filed in the District Court of Nevada, Clark County. The complaint is titled Anthony Puerner, Plaintiff vs. Onecap Mortgage, et al, defendants (Case Number A-09-596875-CJ) and alleges that the Company, among others, is the alter ego of One Cap. The case was subsequently moved to US Bankruptcy Court in Nevada (Case Number 10-18090-MKN).

4.
We note your disclosure regarding share issuances and transfers on page 4. Please tell us the exemptions relied upon for these transactions and the consideration exchanged. For example, tell us the consideration Mr. Wright received for his forgiveness of advances to the company.

We repeat herein the limitations on our response from Question 1 as to securities transactions taking place prior to March 1, 2011, the date upon which current management took office.

Pursuant to a Share Purchase Agreement dated February 1, 2011, Shawn Wright sold 180,000,000 of his shares of common stock of the Company to Anna Yakoleva for $368,000, who became the new majority shareholder, owning 81.6% of the outstanding capital stock of the Company. The sale was exempt from registration under the so called Rule 4(1 ½) exemption which incorporates elements of Sections 4(1) and 4(2) of the Securities Act. In consideration of the Share Purchase Agreement, on April 8, 2011 Mr. Wright forgave the advances he had made to the Company in the amount of $54,754.38.

On March 1, 2011, the Company entered into an executive employment agreement with Jes Black.  As part of the compensation agreement the Company authorized compensation of an annual salary of $84,000 and the one time issuance of 72,000,000 shares of common stock to Mr. Black.  The shares were issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act.

Item 3. Legal Proceedings, page 5

5.
We note your assertions that you do not believe the plaintiffs will prevail in the proceedings against you. Such statements are legal conclusions that you are not qualified to make. Please remove these types of statements in future Exchange Act periodic reports.

The assertions contained in the Form 10-K expressing our belief that the plaintiffs will not prevail in the legal proceedings brought against us will be removed from our future Exchange Act periodic reports.

Part II. , page 5

Item 7. Management’s Discussion and Analysis …, page 6

Liquidity and Capital Resources, page 7

6.
In future Exchange Act periodic reports please provide a more detailed analysis of your sources and uses of cash for the current year. For example, describe the transactions in which related parties and shareholders made advances to you. Please also describe how you expect to fund your operations for the next fiscal year.

We will provide a more detailed analysis of our sources and uses of cash for the current year, in the manner suggested, in our future Exchange Act periodic reports.

Part III. Item 10. Directors and Executive Officers, page 12

7.
In future Exchange Act periodic reports please provide disclosure regarding the experience of Mr. Black since 2008. For example, please disclose the companies that he worked at and the positions held at each of those companies since 2008. Please refer to Item 401 of Regulation S-K. Additionally, please tell us when the 30 month suspension commenced and when Mr. Black may reapply for reinstatement.

We will provide disclosure regarding the experience of Mr. Black since 2008, in the manner suggested and as required by Item 401 of Regulation S-K, in future Exchange Act periodic reports. Mr. Black’s 30 month suspension commenced February 2008 and Mr. Black may currently apply for reinstatement.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 15

8.
In future Exchange Act periodic reports, please disclose the name of each related person and the basis on which the person is related. By way of example, we refer to the related party who received the consulting fee from the $50,000 deposit and Royal Union Properties, LLC, which is related by common ownership.

We will disclose the names of each related person and the basis on which the person is related, in the manner suggested, in future Exchange Act periodic reports.

Form 8-K filed June 3, 2011

Security Ownership of Beneficial Owners and Management, page 4

9.
We note your disclosure in footnote 3 that you do not presently know the names of the beneficial owners of the shares held on record by Brown Brothers Harriman & Co. We note that Brown Brothers has not filed a Schedule 13D or 13G. It therefore does not appear that you are able to rely on statements filed pursuant to section 13(d) or 13(g) of the Exchange Act to determine beneficial ownership. Please refer to Instruction 3 of Item 403 of Regulation S-K. Please tell us why you are unable to independently determine which individuals are the beneficial owners of these shares.

As noted by the Staff, Brown Brothers Harriman & Co. (“Brown Brothers”) has not filed a Schedule 13D or 13G and has not made any filings under Section 16 of the Exchange Act. Accordingly, we were unable to rely on such Schedules and filings to determine the beneficial ownership of the shares held of record by Brown Brothers. Prior to filing the Form 8-K, we contacted William Pinamonti of Brown Brothers (212-493-8569) to inquire as to such beneficial ownership. Brown Brothers was not willing to provide us with the requested information. The Company is in possession of shareholder lists dated March 9, 2011 and May 25, 2011. On March 9, 2011 Brown Brothers was not a record holder of Company shares. On May 25, 2011 Brown Brothers was the record holder of 29,947,500 shares consisting of two positions of 10,012,500 shares, 1 position of 9,832,500 shares and 1 position of 90,000 shares. The March 9, 2011 shareholder list shows three positions of 10,012,500 shares which were no longer part of the shareholder list on May 25, 2011 leading us to believe that the Brown Brothers position at May 25, 2011 may have included these positions. The March 9, 2011 list included the following positions which no longer appeared on the May 25, 2011 list:

Delta View Resource Company, Ltd. (“Delta View”) Main Street, Charlestown	10,012,500 Shares

Great Ridge Resources, Inc. (“Great Ridge”) Trust Company Complex Ajeltake Road, Ajeltake Island Majuro Marshall Islands, 96960	10,012,500 Shares

Sierra Mining Ventures Limited (“Sierra”) Trident Chambers, Road Town Tortola	10,012,500 Shares

Although we believe that the Brown Brothers position at June 3, 2011 may have principally consisted of the shares formerly held of record on March 9, 2011 by Delta View, Great Ridge and Sierra, we have been unable to confirm.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter. We confirm that we will incorporate these responses, as applicable, in our subsequent Forms 10-K and 10-Q.

If the Staff has any questions or comments with respect to our responses, please contact me at Allied American Steel Corp., 600 Grant Street, Pittsburgh, PA 15219 (telephone: 412-223-2663).

Sincerely yours,

/s/ Jes Black

Jes Black, President